July 1, 2011

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

Dear Mr. Thompson,

The Management of Voice Assist, Inc. acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Voice Assist may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

  Sincerely,

    /S/ Michael Metcalf
    Michael Metcalf
    Chief Executive Officer

2 South Pointe Dr. Suite 100, Lake Forest, CA